UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       ☐     No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       ☐     No      ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

Further to the notice of Inside Information of 19 December 2025, with CNMV registration number 3046, and the notice of Inside Information of 30 April 2026, with CNMV registration number 3187 (the “II for the execution of the Third Tranche”), BBVA hereby announces the completion of the execution of the Third Tranche of the Program Scheme1 as the maximum monetary amount of 1,460 million euros communicated in the II for the Execution of the Third Tranche has been reached.

With the acquisition of the last shares referenced below, the total number of shares acquired during the execution of the Third Tranche is 70,339,213 own shares, representing, approximately, 1.26% of BBVA’s share capital as of this date.

All acquisitions made in execution of the Third Tranche of the Program Scheme have been duly notified, in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014.

As disclosed in the II for the Execution of the Third Tranche, its purpose is to reduce BBVA’s share capital by means of the redemption of the shares acquired. In this regard, BBVA expects to carry out the redemption of all of the own shares acquired in execution of the Third Tranche.

1 “Third Tranche” and “Program Scheme” shall have the same meaning as provided in the II for the Execution of the Third Tranche.

Likewise, BBVA informs that, based on information received from Citigroup Global Markets Europe AG as manager of the Third Tranche, it has carried out the following transactions on its own shares in execution of the Third Tranche between 27 July and 3 August (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
7/27/2026	BBVA.MC	Purchase	AQEU	0	0
7/27/2026	BBVA.MC	Purchase	XMAD	1,050,000	23.2558
7/27/2026	BBVA.MC	Purchase	CEUX	0	0
7/27/2026	BBVA.MC	Purchase	TQEX	0	0
7/28/2026	BBVA.MC	Purchase	AQEU	0	0
7/28/2026	BBVA.MC	Purchase	XMAD	1,100,000	23.1933
7/28/2026	BBVA.MC	Purchase	CEUX	0	0
7/28/2026	BBVA.MC	Purchase	TQEX	0	0
7/29/2026	BBVA.MC	Purchase	AQEU	0	0
7/29/2026	BBVA.MC	Purchase	XMAD	1,350,000	22.8564
7/29/2026	BBVA.MC	Purchase	CEUX	0	0
7/29/2026	BBVA.MC	Purchase	TQEX	0	0
7/30/2026	BBVA.MC	Purchase	AQEU	0	0
7/30/2026	BBVA.MC	Purchase	XMAD	1,040,000	23.6269
7/30/2026	BBVA.MC	Purchase	CEUX	0	0
7/30/2026	BBVA.MC	Purchase	TQEX	0	0
7/31/2026	BBVA.MC	Purchase	AQEU	0	0
7/31/2026	BBVA.MC	Purchase	XMAD	1,175,000	24.2411
7/31/2026	BBVA.MC	Purchase	CEUX	0	0
7/31/2026	BBVA.MC	Purchase	TQEX	0	0
8/3/2026	BBVA.MC	Purchase	AQEU	0	0
8/3/2026	BBVA.MC	Purchase	XMAD	1,265,298	24.5812
8/3/2026	BBVA.MC	Purchase	CEUX	0	0
8/3/2026	BBVA.MC	Purchase	TQEX	0	0
			TOTAL	6,980,298

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Madrid, 3 August 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 3, 2026

	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM